CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[****].”

April 22, 2011

VIA EDGAR AND FACSMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SuccessFactors, Inc. (the “Company”)

File No. 001-33755

Ladies and Gentlemen:

In response to our phone conversation on March 2, 2011, we are writing to provide you with supplemental information regarding how the contingent revenue rules in EITF 08-01 (ASU 2009-13) effect our typical revenue arrangements. As requested, we have included examples to demonstrate the effects of the contingent revenue rules on our various arrangements.

Company Background

The Company’s integrated application suite includes the following modules: Performance Management; Goal Management; Compensation Management; Succession Management; Career and Development Planning; Recruiting Management; Employee Central; Analytics and Reporting; CubeTree Social Collaboration; Employee Profile; 360-Degree Review; Employee Survey; and Calibration & Team Rater. Professional services generally include forms and workflow configuration, data integration, business process consulting and training related to the application suite and are short-term in nature.

The Company routinely sells two or more of its modules in a sales transaction with a customer along with professional services that are associated with each individual module. The Company uses two contract format/structures:

a)	Fees for each hosted module are stated separately in the contract and fees for each professional service project are similarly stated separately in the contract. (see Example #1 below for accounting treatment)

b)	All fees for hosted modules are aggregated into a single stated value in the contract and all fees for professional services for the multiple modules are similarly aggregated into a single stated value in the contract. (see Example #2 below for accounting treatment)

Global Headquarters	Contact Us
1500 Fashion Island Blvd. Suite 300	Toll Free:	(800) 809-9920
San Mateo, CA 94404 USA	Phone:	(650) 645-2000
www.successfactors.com	Fax:	(650) 645-2099

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-01

The Company’s agreements are typically 3 years in length and the Company invoices its customers on an annual basis. For example, if the fee for purchased modules is $1,000,000 a year for three years (total of $3,000,000) and professional services, which are expected to be completed in year 1, are $300,000, then the Company will bill the customer $1,300,000 upfront at the beginning of year 1, $1,000,000 at the beginning of year 2, and $1,000,000 at the beginning of year 3.

Professional service offerings are completed on a module by module basis and are typically delivered over a few months, which is significantly less than the delivery period for the subscription period. Revenue allocated to professional services is recognized as services are completed for each module. We begin to recognize subscription revenue when the customer has access and ability to use the service. Professional services can be completed either before or after the customer has the ability to use the service. For example, the customer may be rolling out the subscription service to various employee groups over time, with forms configuration, workflow configuration, data integration and training continuing after access is provided.

Pricing Dynamics

The Company seeks to maximize subscription pricing since it represents the recurring revenue stream that is the primary driver of the long term economic value to the Company. Specifically, the initial subscription prices serve as the basis for the subscription renewal rates and, in the case of auto-renewal (which is typical of the Company’s contracts), the renewal fee is equal to the initial subscription fees plus a CPI increase or materially similar increase (e.g., contractual rate plus [****]).

Externally published list prices do not exist for either the subscription modules or professional services. The Company generally uses the following methodologies and processes before committing to pricing.

•

Professional Services – Most of our projects are priced on a fixed fee basis where pricing is set based on estimated labor costs plus a target gross margin range. Discounts outside the target gross margin range must be approved by Professional Services management.

•

Subscription modules – pricing is initially set using a pricing engine which considers the module being purchased and the version (e.g., enterprise version which contains more advanced features specifically for large, multi-national firms vs. professional edition for smaller companies that do not require a robust feature set). Pricing is then discounted based on various parameters including the number of users, number of modules being purchased, and contractual term (1 to 3 years). The pricing tool creates the initial fee estimate but the ultimate pricing is influenced by further discounts negotiated with each customer. Discounts outside of pre-defined ranges must be approved by Senior Sales Management or, in some case, executive management.

The sales force receives a [****] commission on professional services while they earn [****] commission on sales of subscription services (the percentage increases as they hit various sales levels), so the sales force is clearly motivated to maximize subscription revenues. On the other hand, the Professional Services (PS) management team is compensated for achieving a target gross margin range on professional services. PS management must therefore approve any discounts outside of that range. The Company believes that this approach creates an appropriate balance to ensure consistent pricing practices for professional services.

Best Estimated Selling Price

In our past response to the Staff, we described how we developed best estimated selling price but also stated the following:

The majority of customer contracts specify the value of each undelivered element and, as a result of the contingent revenue guidance in Subtopic 605-25 paragraphs 30-4 and 30-5, the amount deferred for each undelivered element must generally be equal to the contractual amounts. In these situations, “ESP” is a limited factor in the ultimate revenue recognition.

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-02

Based on further discussions with KPMG and its national office we concluded that this statement needs to be clarified and the disclosures related to best estimated selling price need to be expanded. In many cases, the Company defers the contractual amounts; however, in these cases the contractual amounts are consistent with the best estimated selling price. This is further discussed below.

Professional Services

As noted above, contractual prices for professional services are set at cost plus a target gross margin range. Discounts below the target gross margin range must be approved by Professional Services management, so the sales team cannot materially discount the professional services. The same methodology is used regardless of whether it is a stand-alone sale of professional services or a sale of professional services bundled with an initial sale of subscription services. Based on our consistent pricing methodology for professional services, we believe that cost plus a target gross profit margin range is the best estimate of the selling price.

In our initial response, we stated, “In a vast majority of cases, pricing clusters either occurred near the weighted average selling price or there were several pricing clusters each with a similar number of observations spread throughout the distribution.” This comment applied to both professional services and subscription services. However, pricing clusters near the weighted average selling price occurred much more frequently for professional services.

As noted in our previous letters, the Company calculated historical weighted average selling prices at the individual product level. We noted the following trends related to professional services.

•

Training, such as on-site training and webinars, is priced fairly consistently with average selling prices of [****]. For example, one professional services product was sold 39 times, with a range of [****]. For 27 of the 39 sales, the price was between [****]. Pricing at the high end of the range corresponded to additional anticipated hours for all samples tested (e.g., expanded on-site training).

•

Certain subscription modules are targeted towards smaller companies that do not need and do not want significant modifications to standard forms and methodologies. Professional services related to these modules are generally [****] per module, and regularly sell in the [****] range. We noted that for product SKUs focused toward these smaller companies, the average professional services selling price data supported the fact that the Company was consistently pricing the product within a fairly tight range. In other words, the difference between the low and high end of the range was not material and in situations where the pricing was significantly higher than average, it was due to customer special requests increasing the hours estimates for the items tested.

•

For other subscription modules targeted towards larger companies or companies that want flexibility to handle future growth plans, more variation exists outside of an average price range or median price for professional services. This occurs because the Company is dealing with large corporations that may need more forms configured for multiple business or employee groups, more workflow configuration and data integration assistance, etc. As the projects become larger and less standard, discounting below the target gross margin also occurs more frequently, but all discounts have to be approved by Professional Services management. We selected and investigated some of the higher dollar items which fell outside of the range or were significantly above the median, noting that the higher than average fees corresponded to higher than average hours estimate.

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-03

Based on the above, we concluded that cost plus a target gross profit margin range provides the best estimate of the selling price. The Company’s average selling price calculations, which do not take into consideration the unique nature of any customer requests for expanded services, nevertheless supports this assertion through the fact that the low to high range is in general not materially different and/or material differences can in most cases be explained by differences in the hours estimates. Since contractual prices are set based on cost plus a target profit margin range, we have determined that the contractual rate is the best estimated selling price under EITF 08-01.

For purposes of allocating revenue in accordance with EITF 08-01, the primary risk in our situation is that professional services fees are overstated, not understated. If professional services fees are priced below cost plus a target gross margin range due to discounting, fees are not allocated from subscription services to professional services due to the contingent revenue rules. In other words, all contacts have a contractual rate for subscription modules and a contractual rate for professional services. No portion of the contractual subscription module fees can be allocated to professional services as the fees are contingent on delivery of the subscription services over the term.

The risk that professional services are over-stated is mitigated by the fact that the sales force is incentivized to maximize subscription services fees and not professional services, and customers have a fairly good understanding of the nature of the services and a market rate per hour. As part of responding to the SEC’s comments, we undertook an additional review (beyond the controls identified above) to identify whether any significant professional services arrangements were priced at a premium that might suggest some of the fee substantively relates to the ongoing hosting service. No such instances of premium professional services pricing were identified.

Subscription Modules

As noted above, published list prices do not exist. Since August 2009, the Company has used a pricing engine which essentially creates an initial fee estimate. The pricing engine takes into consideration the number of users, number of modules purchased, and the term (generally 1 to 3 years). For example, the customer may receive a standard discount for purchasing multiple modules, another discount due to the number of users, and a third discount for committing to a three-year contract. The sales person will then use this initial fee estimate to negotiate the deal. Discounts below a set target range must be approved by sales management and, in the case of more significant discounts, by the executive management team.

The wide range of pricing observations noted in our earlier responses is due to the fact that the average selling price data includes a wide range of customers and a wide range of bundled purchases. The pricing engine creates a fee estimate that varies significantly depending on the number of users, number of modules purchased, and the term (generally 1-3 years). The previous analysis therefore combines the sales price for a customer that may have 1,000 users with a company that has 40,000 users, to create an average price per user. The previous analysis also combines the price paid by a customer that purchased one module for a one year period with the price paid by a customer that purchased, say, seven modules for a three year period. Numerous combinations exist, so no clear pattern emerges when invoice amounts are plotted in this manner.

Given the significant pricing ranges noted in the median/mode analysis, we considered other information in determining our best estimated selling price, including the existence of renewal rates in each contract and our history of renewing at amounts close to the contractual rate.

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-04

Virtually all the Company’s contracts contain some form of contractual right to renew at either the contractual amount plus CPI or the contractual amount not to exceed [****]. In those cases where renewal rates do not exist in the contact, the Company has a history of renewing at the contractual rates plus some form of CPI type increase.

The Company has concluded that, when contractual rates exist in the contract, that these contractual rates and renewal rates within the contracts generally provide the best evidence of estimated selling price due to the following:

•	The Company’s history of renewing at cost plus a CPI or a small increase

•

Customers understand that the contractual rate for a module will form the basis for the renewal and therefore we specifically negotiate these rates (either for individual modules or for all modules in total) with our customers.

•

The Company has used since August 2009 a pricing engine to establish the initial fee estimate for subscription services, in total or by individual pricing module. Discounts below a target range must be approved by Sales managers, or, for significant discounts, by executive officers. These procedures provide evidence of the Company’s normal pricing practices for subscription services.

We further note that the pricing engine cannot be altered by individual salespeople but instead is used in a consistent manner for all arrangements. Changes in the pricing tool can only be made in response to formal decisions by the Company’s pricing committee.

As part of responding to the Staff’s comments we conducted an additional review of our customary pricing practices, noting that the ultimate discount the customer received from the pricing tool amount tended to be consistent for similarly situated customers, i.e. customers with a similar history of purchases and volumes. While this does not translate easily into a scattergram or other type of “bell curve” analysis because of the number of variables involved, we believe a customary pricing practice is present to sustain the substantiveness of the renewal rates involved.

Further, as part of responding to the staff’s comments we also conducted a review to identify any nonsubstantive renewal rates that may be indicative of a discount. We believe that a renewal rate well below the average discount provided to customers relative to the pricing tool for a given volume of purchases warrants additional investigation to determine whether the renewal rate offered is substantive. Discounts outside of pre-defined ranges must be approved by senior Sales management, which ensures some consistency. If pricing for a module falls below a specified dollar amount per user, the pricing must be approved by the Chief Financial Officer (CFO). We noted that the CFO approved pricing below the specified dollar amount per user for [****] transactions, or [****] of all transactions, in fiscal 2010. Varying reasons existed for the approved discounts, including, among other reasons, (1) deals in which the pricing was negotiated in prior years and the customer is expanding the number of users or number of modules and (2) competitive deals in which the Company must match pricing of competitors to close the sale. Virtually all of these [****] transactions were with large, established companies with a significant number of employees. Most of these companies also committed to multiple modules, multiple subscription years, and renewal rates exist in the contracts. The Company recognized approximately [****] in professional services revenue in fiscal 2010 related to these transactions. Consistent with our analysis below under “Impact of Different Approaches,” if you assume that professional services should have been discounted approximately 20%, the impact would be approximately [****].

When contractual rates do not exist for individual modules in an arrangement, then the median/mode approach is used to allocate fees among the modules. This is demonstrated in the examples below.

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-05

We note the following additional considerations on best estimated selling price:

•

The contractual term of all subscription modules in an arrangement ends on the same date; therefore, revenue allocation differences between the modules have no revenue impact once activation occurs on all modules.

•	Professional services are generally less than 10% of the total arrangement fee. As such, approximately 90% of all fees are already recognized ratably over the contractual subscription term.

The Company disclosed in its Form 10-K that the impact of adopting ASU 2009-13 in fiscal 2010 was approximately $12.1 million, of which $8.9 million related to professional services. The $8.9 million represents the difference between recognizing professional services separately under ASU 2009-13 and taking all professional services ratably over the contractual term.

Impact of the Different Approaches

As discussed above, upon further reflection we have revised our methodology for determining best estimate of selling price. We believe the methodology described above is far superior to the methodology described in previous comment letter responses and most consistent with the Company’s actual accounting practices.

If the Company relied entirely on the average selling price method described in previous responses, then by definition the rate in the contract for modules would be greater than the average selling price in approximately one half of the deals. In these situations, no amounts can be allocated from hosting modules to professional services and recognized earlier due to the contingent revenue rules. As such, the maximum difference between the Company’s methodology and using the average selling price in all cases would be approximately $4.45 million. The $4.45 million, however, assumes 100% deferral of all professional services fees in contracts where subscription fees have been discounted below the average price. If we assume that, after a relative fair value allocation, approximately 20% of the professional services fees should have been deferred and amortized over the subscription services contractual term, this would result in a difference of approximately $890,000 [$4.45 million x 20%], or approximately 0.4% of revenues.

While we have not analyzed each and every contract to determine the effect of applying the old method, the 20% adjustment described above is consistent with sampling we have performed to estimate the impact of performing a relative selling price approach using the across the board median method described in previous responses. This demonstrates that the fiscal 2010 differences would not be material. However, we believe that average selling prices, which fail to take into consideration the fundamental differences (number of users, modules purchased, term) between each of the contracts, are a poor indicator of the best estimated selling price. The Company’s best estimated selling prices for professional services and subscription services, which are equal to the contractual rate in most cases, better reflects the unique nature of each bundled arrangement, better reflects the way that the Company internally prices the contracts, and better reflects the customers understanding of the value received.

We believe this new method, coupled with controls to identify outliers that may include nonsubstantive rates and prices, provides the best information to users of our financial information.

Contingent Revenue

Contracts generally contain provisions that entitle a customer to a pro rata refund if the Company fails to perform the service. For contracts that have a contractual rate for hosting in total and professional services in total but not for the individual modules and professional services projects, the Company

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-06

believes that a refund right by module or service still exists. In other words, if the Company sold three modules and failed to deliver one module, then the customer would legally have the right to a refund related to that one module only. The Company believes that any refund would be limited to the pro rata amount based on best estimated selling price.

ASC paragraph 605-25-30-5 states, “The amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount). That is, the amount allocable to the delivered unit or units of accounting is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 605-25-30-4, or the noncontingent amount.” Application of this guidance is straight-forward when one unit of accounting is delivered upfront and another is delivered subsequently. Our arrangements can have as many as 14 units of accounting, all of which may be delivered over different time periods.

Examples

We have provided examples below for our two primary contract structures/formats to demonstrate how we apply the contingent revenue provisions of ASC 605-25-30-5.

Example No. 1

Key Facts:

•

$1 million/year for three years (total fee of $3 million) for modules A, B and C. The value of modules A, B, and C are stated in the contract at $300,000, $325,000 and $375,000, respectively. Customer can renew the module at the end of the term for the contractual rate plus a CPI increase.

•

$300,000 for professional services. Professional services for projects A, B and C are separately priced in the contract at $90,000, $100,000, and $110,000. Based on the customer’s planned roll-out schedule, professional services are expected to be completed over a six-month period.

Accounting:

Fees are allocated to each deliverable based on best estimated selling price, which in this example are equal to the contractual rates. The contractual rates for the professional services were determined based on cost plus a target gross profit margin range. The pricing on the professional services on a per hour basis is consistent with normal pricing practices and profitability goals. For the subscription services, the customer negotiated the rate for each individual module and a renewal rate also exists in the contact, forming the best estimate of the selling price. A review, completed through the discount approval process, was undertaken to ensure that the ultimate renewal rate is within normal parameters relative to the pricing suggested by the pricing tool.

Example No. 2

Key Facts:

•

$1 million/year for three years (total fee of $3 million) for modules A, B and C. Modules A, B, and C are not separately priced in the contract. Customer can renew all modules at the end of the term for the contractual rate plus a CPI increase.

•

$300,000 for professional services. Professional services are associated with each module but not individually priced in the contract. Based on the customer’s planned roll-out schedule, professional services are expected to be completed over a six-month period.

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-07

Accounting:

The Company allocates $3 million to the hosting modules (subscription) and $300,000 to professional services projects based on the best estimated selling price, using a process similar to that described in Example 1.

Since customers may be granted access to modules in stages, the Company must allocate fees to the individual modules (each of which have stand-alone value). Since renewal rates do not exist in the contract for each individual module, the Company uses the median/mode method to determine the best estimated selling price of the individual modules relative to each other. In year 1, the $1 million allocated to the hosted modules is allocated to modules A, B, and C as follows:

Module	Median/Mode	%	Relative BESP
A	$300,000	28%	$280,000
B	$350,000	33%	$330,000
C	$425,000	39%	$390,000

	$1,075,000		$1,000,000

Ratable revenue recognition commences on each module when the module is provisioned and the customer has access.

Note that the use of the median/mode approach above should not suggest that BESP of the three modules is other than $3 million for the three years. Consistent with our revised methodology, we believe the actual renewal rate generally represents the best estimate of selling price, if that renewal rate is substantive. Here that renewal rate is $1 million per year. However, the median/mode is used to allocate between the hosted modules in the absence of a more refined methodology. That is, the median/mode is used as a proxy to determine the value of the modules relative to each other. We believe it produces an outcome consistent with the relative values that would have been assigned had a true BESP for each individual module been derived using the pricing tool and other data.

As noted above, the contractual term of all subscription modules in an arrangement ends on the same date; therefore, revenue allocation differences between the modules have no revenue impact once activation occurs on all modules.

The $300,000 allocated to the professional services is similarly allocated to the professional services projects as follows.

Prof. Services	Median/Mode	%	Relative BESP
Module A	$100,000	31%	$93,000
Module B	$100,000	31%	$93,000
Module C	$125,000	38%	$114,000

	$325,000		$300,000

In hindsight, the Company should have used cost plus a target gross profit margin range as the best estimated selling price in the table above for each professional services project, ensuring that all professional services contracts have the same discount. The Company intends to use cost plus a target

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-08

gross profit margin range as the best estimated selling price for all professional service in fiscal 2011. Given that the correct amount of fees in total were allocated to professional services and the fact that projects generally take place over a relatively short period, we concluded that the method we used in 2010 did not result in a materially different conclusion.

The Company believes that the accounting for Example 1 and Example 2 should not be materially different given that contingent revenue exists regardless of whether the refund right is explicit or implicit in the arrangement. In this case, a contractual rate exists for hosting but not for the individual components.

For Accounting Years 2 and 3, the accounting for Module A, B and C subscriptions will be the same as in year 1. Note, however, that once professional services are complete, all revenue is recognized over the same term, so allocation differences do not affect the accounting in future years.

Disclosures

We initially stated in the Form 10-K footnotes that we use contractual rate “due to the contingent revenue rules”. We believe we could be clearer in that while the contingent revenue rules are a factor and we do in fact use contractual rates in many cases, this is because the contractual rate is equivalent to the best estimated selling price in those cases. When contractual rates do not exist, we determine the best estimated selling price using the median/mode method described in the footnotes as described above.

The Company proposes to modify its disclosure in future filings as follows:

Revenue Recognition

Prior to the adoption of ASU 2009-13, the Company determined that it did not have objective and reliable evidence of fair value for each deliverable of its arrangements. As a result, the Company accounted for subscription and professional services revenue as one unit of accounting and recognized the total arrangement fee ratably over the contracted term of the subscription agreement, generally one to three years although terms can extend to as long as five years.

Upon adoption of ASU 2009-13, the Company accounts for subscription and professional services revenue as separate units of account and allocates revenue to each deliverable in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, TPE, if VSOE is not available, or ESP, if neither VSOE nor TPE is available. Since VSOE and TPE are not available for the Company’s subscription or professional services, the Company uses ESP.

The ESP for professional services deliverables is determined primarily by considering cost plus a targeted range of gross margins. ESP for subscription services is generally determined based on the renewal rate offered to the customer to renew the service. Those renewal rates are used when they are considered substantive based on the company’s normal pricing practices, which consider the modules purchased, the number of users, the term of the arrangement, and targeted discounts to internal pricing guidelines.

In a minority of cases where other evidence of ESP is not available, we use the weighted average selling price of a deliverable to determine its ESP. When weighted average selling prices are used (generally in the absence of other evidence), selling prices are weighted based on aggregate volume excluding transactions priced below the 10th percentile and above the 90th percentile of the pricing distribution to remove price outliers.

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-09

The majority of customer contracts specify the value of each undelivered element and, as a result of the contingent revenue guidance in Subtopic 605-25 paragraphs 30-4 and 30-5, the amount deferred for each undelivered element must generally be at or above the contractual amounts.

Revenue allocated to subscription is recognized over the subscription term. Revenue allocated to professional services is recognized as services are completed.

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

SUCCESSFACTORS, INC.

/s/ Bruce Felt Bruce Felt
Chief Financial Officer

cc:	Hillary Smith, Esq. (SuccessFactors, Inc.)
Jeffrey Vetter, Esq. (Fenwick & West LLP)
John Ebner (KPMG LLP)

Confidential Treatment Requested by SuccessFactors, Inc.

SFSF-010